Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KANZHUN LIMITED

看準科技有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2076)

(Nasdaq Stock Ticker: BZ)

(1) CHANGE OF INDEPENDENT NON-EXECUTIVE DIRECTORS;

AND

(2) CHANGE IN COMPOSITION OF BOARD COMMITTEES

The Board hereby announces that, with effect from May 21, 2024:

1.	Ms. Shangyu Gao has resigned as an independent non-executive Director, the chairman of the Audit Committee, a member of the Compensation Committee and a member of the Corporate Governance Committee.

2.	Ms. Mengyuan Dong has been appointed as an independent non-executive Director, the chairman of the Audit Committee, a member of the Compensation Committee and a member of the Corporate Governance Committee.

The board (the “Board”) of directors (the “Director(s)”) of KANZHUN LIMITED (the “Company”) hereby announces the below changes to the Board.

RESIGNATION OF AN INDEPENDENT NON-EXECUTIVE DIRECTOR

The Board announces that with effect from May 21, 2024, Ms. Shangyu Gao (“Ms. Gao”) has tendered her resignation as an independent non-executive Director, the chairman of the audit committee of the Board (the “Audit Committee”), a member of the compensation committee of the Board (the “Compensation Committee”) and a member of the corporate governance committee of the Board (the “Corporate Governance Committee”) in order to devote more time to her other personal business commitments.

Ms. Gao has confirmed that she has no dispute or disagreement with the Board or the Company and there is no matter in respect of her resignation that needs to be brought to the attention of the shareholders of the Company (the “Shareholders”) or The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”).

The Board would like to take this opportunity to express its gratitude to Ms. Gao for her invaluable contribution to the Company during her tenure of office.

APPOINTMENT OF AN INDEPENDENT NON-EXECUTIVE DIRECTOR

The Board is pleased to announce that with effect from May 21, 2024, Ms. Mengyuan Dong (“Ms. Dong”) has been appointed as an independent non-executive Director, the chairman of the Audit Committee, a member of the Compensation Committee and a member of the Corporate Governance Committee.

Ms. Mengyuan Dong

The biographical details of Ms. Dong are set out below:

Ms. Mengyuan Dong, aged 38, is a financing and investment expert with over 12 years of experience in capital market industry. Ms. Dong previously held the position of a director at Huaxing Growth Capital from July 2022 to May 2024, during which she was responsible for research and investment initiatives across multiple business sectors, including consumer, internet, social media, healthcare, and property management. Prior to that, Ms. Dong worked in the financial advisory and investment banking departments at China Renaissance Holdings Limited from October 2012 to July 2022, with her last position being a director. Ms. Dong also worked as a public relations manager at Hill & Knowlton (China) Public Relations Co., Ltd. from July 2008 to March 2011. Ms. Dong received her Bachelor of Arts degree from Fudan University in July 2008.

Ms. Dong has been responsible for the following areas in her capacity as a financing and investment management professional, through which she has gained the financial management expertise required under Rule 3.10(2) of The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”):

•	analyzing the audited financial statements of public companies and preparing related financial documents in mergers and acquisitions transactions;

•	preparing, reviewing and analyzing financial statements, business plans and financial projections of the target companies to determine their investment merits; and

•	working closely with investee companies in the pricing, negotiation of transaction terms, and planning for capital market strategies.

Ms. Dong has entered into a Director agreement with the Company for a term of three years commencing from May 21, 2024, subject to re-election as and when required under the Listing Rules and/or the fifteenth amended and restated articles of association of the Company, and her appointment would be automatically renewed for successive period of three years until terminated in accordance with the agreement. Ms. Dong is entitled to a Director’s annual fee of US$80,000 in cash and 4,212 share awards to be granted pursuant to an effective share incentive plan of the Company per annum, which was determined by the Board based on the recommendation of the Compensation Committee and with reference to her qualification and experience, the prevailing market rates and the Company’s remuneration policy.

Save as disclosed above, as at the date of this announcement, Ms. Dong has confirmed that (i) she does not hold any other position with the Company or other members of the Group; (ii) she does not hold any directorship in any other public companies with securities of which are listed on any securities market in Hong Kong or overseas in the last three years; (iii) she does not hold any other major appointments and professional qualifications; (iv) she does not have any relationship with any Director, senior management or substantial Shareholders or controlling Shareholders; and (v) she does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save as disclosed above, there is no other information that is required to be disclosed pursuant to any of the requirements under paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules nor are there other matters that need to be brought to the attention of the Shareholders or the Hong Kong Stock Exchange relating to the appointment of Ms. Dong.

Ms. Dong has further confirmed that (i) her independence as regards each of the factors referred to in Rule 3.13(1) to (8) of the Listing Rules; (ii) she has no past or present financial or other interest in the business of the Company or its subsidiaries or any connection with any core connected person (as defined in the Listing Rules) of the Company; and (iii) there are no other factors that may affect her independence at the time of her appointment.

The Board would like to express its warmest welcome to Ms. Dong for joining the Board.

By order of the Board
KANZHUN LIMITED
Mr. Peng Zhao
Founder, Chairman and Chief Executive Officer

Hong Kong, May 21, 2024

As of the date of this announcement, the Board comprises Mr. Peng Zhao, Mr. Yu Zhang, Mr. Xu Chen, Mr. Tao Zhang and Ms. Xiehua Wang as the executive Directors, Mr. Haiyang Yu as the non-executive Director, Mr. Yonggang Sun, Mr. Yan Li and Ms. Mengyuan Dong as the independent non-executive Directors.

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